Mail Stop 3561

March 16, 2006

Mr. Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re**: **Gilman + Ciocia, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
>
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **File No. 000-22996**

Dear Mr. Conroy:

We have reviewed your supplemental response letter dated February 16, 2006 as well as your filings and have the following comments. As noted in our comment letter dated January 10, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended June 30, 2005

Item 7. Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 29

1. We note from your response to comment 1 and the enclosed letter from Radin, Glass & Co. LLP. that you had a working capital and shareholder's deficit as of June 30, 2005, operating losses in each of the previous three fiscal years and were in default of substantially all of your debt as of June 30, 2005. Accordingly, please revise to discuss in greater detail these adverse conditions that existed as of June 30, 2005 and management's plans for dealing with them so as to satisfy your liquidity needs.

Report of Independent Registered Public Accounting Firm, page 32

2. We note your response to comment 1 and the enclosed letter from Radin, Glass &
    Co., LLP. After reviewing the enclosed letter, it appears to us that your auditor
    identified information about certain conditions or events that, when considered in the
    aggregate, indicated there could be substantial doubt about your ability to continue as
    a going concern for a reasonable period of time. Please note that it is the auditor's
    responsibility to ensure that the audit report complies with SAS 59. It appears further
    that he concluded that this substantial doubt was alleviated after he considered
    management's plans for dealing with the adverse effects of the conditions and events
    that initially led to his concern. Please ask your auditor to consider the need for
    disclosures explaining the principal conditions and events that initially caused him to
    believe there was a substantial doubt, the possible effects of such conditions and
    events, and any mitigating factors, including management's plans. Please have your
    auditor refer to paragraph 11 of SAS 59 for guidance.

Consolidated Statements of Operations, page F-34

3. We refer to your response to comment 2. It appears to us that the brokerage fees and
    rent expense associated with your financial planning offices are directly attributable
    to the generation of revenue. Therefore, we don't believe that the cost of sales and
    gross profit line items as currently presented in your statement of operations
    appropriately reflect the cost of sales and gross profit generated from revenues.
    Accordingly we believe that you should delete the cost of sales portion of the Cost of
    Sales/Commissions line item and the gross profit line item. Please revise or advise.

Consolidated Statements of Cash Flows, page 36

4. We note your response to comment 3; however, it is unclear to us why you believe
    that changes in receivables from officers, shareholders and employees should be
    included in the operating activity section. Please tell us whether these loans impacted
    the income statement, and if so, explain to us your GAAP basis for this accounting
    treatment. Please refer to paragraph 21 of SFAS 95 which states "Cash flows from
    operating activities are generally the cash effects of transactions and other events that
    enter into the determination of net income." In addition, please explain to us the
    nature of the Due From Office Sales line item and how it caused a $709,061 decrease
    in investing cash flows in fiscal 2004. Further, in light of our other comments, we
    believe that you should revise your 10-K for the year ended June 30, 2005 and
    subsequent 10-Q's to comply with this comment. Please revise or advise.

1. Organization and Nature of Business, page 38

Advertising Expense, page 41

5. Your response to comment 4 seems to indicate that you capitalize these advertising costs prior to actually making the payment. If true, please explain to us your GAAP basis for this accounting treatment and tell us whether you capitalize other costs prior to making the payment. Otherwise, explain to us in greater detail the nature of this arrangement and how you account for it.

6. Intangible Assets, page 47

6. Refer to your response to comment 7 and explain to us the nature of your Independent Contractor Agreements. Further, clarify for us your statement "adjusted to discount for 80% of the population who only produced 20% of the Company's revenue" and explain to us your GAAP basis for this accounting treatment. In addition, tell us how much of the total Customer List balance relates to each useful life year of 5-20 and explain to us the factors that caused you to assign a different useful life to different customer lists.

Item 9A. Controls and Procedures, page 57

7. We note your response to comment 8. Please amend your 10-K for the year ended June 30, 2005 to include this proposed revised controls and procedures disclosure.

Form 10-Q for the quarter ending September 30, 2005

4. Commitments and Contingencies, page 10

Commitments, page 10

8. We note your response to comment 10; however, it is still unclear to us how you accounted for the renewal of your clearing agreement. Please tell us what the credit entry was and explain to us your GAAP basis for this accounting treatment.

Item 4. Controls and Procedures, page 20

9. We note your response to comment 11. Please amend your 10-Q for the quarter ended September 30, 2005 to include this proposed revised controls and procedures disclosure.

Form 10-Q for the quarter ending December 31, 2005

4. Commitments and Contingencies, page 10

Litigation, page 10

10. Refer to the last paragraph of this footnote on page 14 and explain to us what caused the decrease in the reserve for potential settlements, judgments and awards from $.9 million as of September 30, 2005 to $.7 million as of December 31, 2005. If management reduced the accrual based on their estimate of the losses that ultimately will be incurred, please explain to us and expand your disclosure to discuss the change in circumstances that justified this reduction.

9. Stock Based Compensation, page 13

11. We note your disclosure on page 14 that indicates you have 1,373,500 options outstanding and 1,163,500 options exercisable at December 31, 2005. Given that it appears that you have 210,000 unvested options outstanding as of December 31, 2005, please explain to us in detail how you only recorded $33 and $322 of stock-based compensation expense for the 3 and 6 months ended December 31, 2005, respectively. Further, refer to your response to comment 9 and explain to us how you only had 10,000 unvested options as of September 30, 2005 if you have 210,000 unvested options as of December 31, 2005.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry M. Spirgel
                                        Assistant Director